Exhibit 99.1

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

News Release

West Fraser Timber Co. Ltd.

Wednesday, August 18, 2021

West Fraser Announces Preliminary Results of Substantial Issuer Bid

Vancouver, B.C. – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) today announced the preliminary results of its substantial issuer bid (“SIB”), pursuant to which West Fraser offered to purchase for cancellation up to C$1.0 billion of its common shares (“Shares”). The SIB expired at 11:59 p.m. (Vancouver time) on Tuesday, August 17, 2021.

In accordance with the terms and subject to the conditions of the SIB and based on the preliminary calculations of Computershare Investor Services Inc. (“Computershare”), as depositary for the SIB, West Fraser expects to take up and pay for approximately 10.3 million Shares at a price of approximately C$97.00 per Share, representing an aggregate purchase price of C$1.0 billion.

An aggregate of approximately 13.7 million Shares were validly tendered and not withdrawn pursuant to auction tenders at or below the purchase price and purchase price tenders. Since the SIB was oversubscribed, shareholders who made auction tenders at or below the purchase price and purchase price tenders will have the number of Shares purchased prorated following the determination of the final results of the SIB (other than “odd lot” tenders, which are not subject to proration). West Fraser currently expects that shareholders who made auction tenders at or below the purchase price and purchase price tenders will have approximately 91% of their successfully tendered Shares purchased by West Fraser.

The number of Shares to be purchased, the proration factor and the purchase price referred to above are preliminary, remain subject to verification by Computershare and assume that all Shares tendered through notice of guaranteed delivery will be delivered within the two trading day settlement period. Upon take up and payment of the Shares purchased, West Fraser will release the final results, including the final proration factor.

For Canadian federal income tax purposes, a deemed dividend arises on the repurchase of Shares under the SIB. To assist shareholders in determining the Canadian tax consequences of the SIB, West Fraser estimates that for the purposes of the Income Tax Act (Canada), the paid-up capital per Share is C$17.49. West Fraser designates the entire amount of the deemed dividend arising from its repurchase of the Shares under the SIB as an “eligible dividend” for purposes of the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation.

For the purposes of subsection 191(4) of the Income Tax Act (Canada), the “specified amount” in respect of each Share is C$84.95.

The full details of the SIB are described in the offer to purchase and issuer bid circular dated July 12, 2021, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which were filed and are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell West Fraser’s shares.

The Company

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including, but not limited to, statements relating to the SIB, the actual number of Shares to be taken up and paid for in connection with the SIB, the purchase price and the proration factor, and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian and United States securities laws. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends and current conditions. These assumptions include: the number of Shares properly tendered and not properly withdrawn prior to expiration of the SIB; that Shares tendered through notice of guaranteed delivery will be delivered within the prescribed two trading day settlement period; and that the conditions to the SIB will be satisfied. Readers should also refer to the risk factors set forth in West Fraser’s annual information form and management’s discussion and analysis for the year ended December 31, 2020, each dated February 11, 2021, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov). There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders.

For More Information

West Fraser Investors:

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

West Fraser Media:

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com